Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

November 2, 2006

Goldie B. Walker
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Atheron, Inc.
Registration Statement on Form SB-2
Filed October 25, 2006
File No. 333-138189

Dear Ms. Walker:

We write on behalf of Atheron, Inc. (the “Company”) in response to Staff's letter of November 2, 2006 by Pamela A. Long, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the November 2, 2006 Comment Letter.

1.
please revise to include the signature of mr. rey v. supera, since the form sb-2 registration statement requires the signatures of at least the majority of the board of directors. please also include the signatures of the principal executive officer and principal financial officer.

In response to this comment, we have done as you have requested.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

Corporate Law Center

_____________________
Ronald Serota, Esq.